SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Sequa Corporation

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

81732 010

(CUSIP Number)

Norman E. Alexander

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

                                                         Telephone: (212) 986-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81732 010

NAMES OF REPORTING PERSONS:          Norman E. Alexander

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X]                                              (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

NUMBER OF SHARES	7)

SOLE VOTING POWER

		3,667,962
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 464,323 SOLE DISPOSITIVE POWER 3,667,962
PERSON WITH	10)	SHARED DISPOSITIVE POWER 464,323

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         4,132,285

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.6

TYPE OF REPORTING PERSON (See Instructions):  IN

The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. (“Fifty Broad”), a New York corporation; Forfed Corporation (“Forfed”), a Delaware corporation; 42 New Street, Inc. (“42 New”), a New York corporation; Courtney Corporation (formerly known as “Galleon Syndicate Corporation”) (“Courtney”), a Delaware corporation; and Youandi Corporation (“Youandi”), a New York corporation (the “Corporations”) with respect to Sequa Corporation Class A Common Stock (the “Class A Shares”) is amended by the following information.

Item 3.                                                                                         Source and Amount of Funds or Other Consideration.

            This Amendment is being filed solely to disclose the exchange of (i) 125,492 shares of Sequa Corporation Class B Common Stock (the “Class B Shares”) by the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” (the “April 2004 Trust”) with the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “July 2005 Trust”) for 125,385 Class A Shares and (ii) 27,524 Class B Shares with Courtney for 27,500 Class A Shares.

Item 5.      Interest in Securities of the Issuer.

Mr. Alexander, individually and through the Corporations, the Norman E. Alexander Family Foundation (the “Foundation”), the Sequa 401(k) Plan and the April 2004 Trust  beneficially owns an aggregate of  2,121,126 Class A Shares which is approximately 26.7% of the outstanding Class A Shares (23,334 of such Class A Shares are issuable pursuant to presently excercisable options).  If all of the Sequa Corporation Class B Common Stock (“Class B Shares”) beneficially owned by Mr. Alexander (including the  Class B Shares beneficially owned through the April 2004 Trust, the July 2005 Trust and a second grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “Second July 2005 Trust”) were converted to Class A Shares, then Mr. Alexander would own 4,132,285 Class A Shares which would be 41.6% of the Class A Shares then outstanding.

Each of the above Corporations and the Foundation has the sole right to vote and dispose of all of its Class A Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations and the Foundation, has the power to vote and dispose of all of the Class A Shares owned by the Corporations and the Foundation.  The April 2004 Trust has the shared right to vote and dispose of all of its Class A Shares, but Mr. Alexander retains the right to dispose of the Class A Shares in accordance with the terms of the April 2004 Trust.  Mr. Alexander has the sole right to vote and dispose of the 8,500 Class A Shares acquired upon conversion of the 8,500 Class B Shares held by Mr. Alexander.  Each of the April 2004 Trust, the July 2005 Trust and the Second July 2005 Trust has the shared right to vote and dispose of all of the Class A Shares acquired upon conversion of the Class B Shares owned by such Trusts, but Mr. Alexander retains the right to dispose of the Class A Shares acquired upon such conversion of the Class B Shares in accordance with the terms of the April 2004 Trust, the July 2005 Trust and the Second July 2005 Trust, respectively.

On April 27, 2006, (i) the April 2004 Trust exchanged 125,492 Class B Shares with the July 2005 Trust for 125,385 Class A Shares and (ii) the April 2004 Trust exchanged 27,524 Class B Shares with Courtney for 27,500 Class A Shares.

Item 6.      Contracts, Arrangements, Understanding or Relationships With Respect to                            Securities of the Issuer.

On April 27, 2006, the April 2004 Trust entered into a letter agreement with (i) the July 2005 Trust pursuant to which the April 2004 Trust exchanged 125,492 Class B Shares for 125,385 Class A Shares with the July 2005 Trust and (ii) Courtney pursuant to which the April 2004 Trust exchanged 27,524 Class B Shares for 27,500 Class A Shares with Courtney.

Item 7.      Material to be Filed as Exhibits.

Exhibit 4.    Letter dated April 27, 2006, from the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” to the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005.”

Exhibit 5.    Letter dated April 27, 2006, from the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” to Courtney Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

FIFTY BROAD STREET, INC.

FORFED CORPORATION

42 NEW STREET, INC.

YOUANDI CORPORATION

COURTNEY CORPORATION

/s/ Norman E. Alexander

------------------------------------

Norman E. Alexander

Individually and on behalf of

the above named Corporations

As President or Chairman